MORELLA &
ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

February 5, 2015

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re: SW Innovative Holdings, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 16, 2015
File No. 024-10427

Dear Mr. Spirgel:

This letter is being furnished on behalf of SW Innovative Holdings, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated January 23, 2015 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 2 to Offering Statement on Form 1-A (File No. 024-10427) ("Amendment No. 2"), which was filed with the Commission on January 23, 2015.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers for the comments in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 3 to the Offering Statement (the "Amendment No. 3") which amendment reflects the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 3, except as otherwise noted. The filing package consists of eight (8) copies of Amendment No. 3, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Index to Financial Statements, page 34

1.   We note your response to comment 3. As previously requested, please revise to reflect accurate page numbers in future amendments. We note in several instances that the index do not match to the actual page number. For example, the balance sheets as of September 30, 2014 and December 31, 2013 were not on page 36.

Response: The Company has made the requested revision. See page 34 of Amendment No. 3.

Statements of Operations, page 36

2.   Please present your net loss per share and weighted average shares outstanding used to determine your net loss per share.

Response: The Company has made the requested revision. See page 36 of Amendment No. 3.

Statements of Operations, page 36
Statements of Cash Flow, page 37

3.   Please revise the column "as of September 30, 2014" to "for the nine months September 30, 2014" on pages 36 and 37.

Response: The Company has made the requested revision. See pages 36 and 37 of Amendment No. 3.

4.   We note your response to comment 5. As previously requested, please revise to provide the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013.

Response: The Company has made the requested revision. See pages 36 and 37 of Amendment No. 3. However, the Company notes that the change does not provide any useful information for investors. The Company has already provided investors with financial information from inception to the end of 2011. Thus, any investor who cared, and none do, can easily determine what happened from inception through December 31, 2013 by merely adding. The Company fails to see the point of repeatedly providing to investors the same information which itself is not required by Form 1-A and which is meaningless to investors.

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2012 to September 30, 2014, page 38

5.   We note your response to comment 6. As previously requested, please revise the FY 2013 and 2012 financial statements and related notes to the financial statements to give a retroactive effect to the change of par value on June 13, 2014.

Response: The Company believes the Staff misunderstands the meaning of par value and that the requested changes will only create confusion in the market place and potential problems with the IRS. Further the changes will make the balance sheets false and misleading, without providing any new information to investors.

The Company has filed with the OTC, and hence made available to investors, and with the IRS balance sheets as of the end of the years 2012 and 2013 which accurately reflect the financial position of the Company as of those dates. The Company is extremely reluctant to tell investors and the IRS that those balance sheets were not correct, particularly when they were and are still, in fact, correct as of the dates thereof. The Company is also extremely reluctant to provide investors with false and misleading information, and it does not believe that the securities laws require it to do so.

Par value is a legal concept that once had significance in the law, but is mostly ignored by the law in modern terms as meaningless. From a financial perspective, the change in par value of the Company's common stock in 2014 doesn't change anything other than to move a small amount of money from the line item paid-in capital to the line item additional paid-in capital. The total equity number remains the same in 2012, 2013 and 2014, so there is not impact at all on the equity account of the Company resulting from changing par value from one year to another. So not only would it be false and misleading to tell investors that the par value of the Company's stock in 2012 and 2013 was something other than what it was, doing so would provide no change in the equity value of the Company and so would be meaningless to investors. The Company strongly objects to being required to provide false information to investors in order to make a meaningless point which no one cares about, since changing par value doesn't "effect" anything in a substantive sense.

6. We note your response to comment 7. You indicated that you had made the required changes. However, it was still not clear to us when those stock subscriptions were issued and how the amount of $83,500 was reflected in the statements of cash flows. Further, please describe how your changes reconcile to your statements of changes in Stockholders' Equity (Deficit).

Response: In order to understand the Company's accounting, in is useful to be accurate in the terminology and the procedures for stock issuances. Corporations do not issue "stock subscriptions"; they issue stock. Stock subscriptions are offered by potential purchasers of stock and accepted by the corporation (or not). The corporation then issues the stock. So the Staff's reference to stock subscriptions only confuses the issue, which is when did the Company issue stock and are those issuances reflected in the Statement of Changes in Stockholders' Equity (Deficit).

In response to the Staff's comment, the Company has reversed all transactions concerning Stock Subscription and has added two new entries in the Statement of Changes in Stockholders' Equity (Deficit). The first entry is on page 38 and is the third entry from the bottom labeled Common stock for cash issued at .001 per shares on September 23, 2013 for $33,500.

The $33,500 entry is also included on page 49 in the Statement of Cash Flow on the line titled Common Stock issued for cash.

The second entry is for the remaining $50,000, which entry is located on page 39 in the second line form the top Common stock for cash at $.00001per share of February 21, 2014 for $50,000. The $50,000 entry is also included on page 37 Statement of Cash Flow on the line titled Common Stock issued for cash.

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

7.   We note your response to comment 9. You indicated that you recognized revenue when payments were received rather than when the service was performed in accordance with ASC 605-10-25. Please tell us why your accounting is appropriate pursuant to ASC 605-10-25. In that regard, please tell us how much revenue recognized for services that were not performed at September 30, 2014 and December 31, 2013, respectively.

Response: Because of the secrecy with which the accounting profession treats its rules, the Company does not have access to ASC 605-10-25. The Company is a small, development stage company and so must make prudent use of its stockholders' money in light of all the circumstances. It would take the Company an additional 3 days of work, which given the very small number of employees it has would be a considerable burden, to recognized revenue on an accrual basis. Further, the effect of doing that on revenue would be approximately $120 for each of the years 2013 and 2014. This amount is clearly immaterial to the Company's financial results and immaterial to its stockholders and potential investors, so the Company views it as a breach of its fiduciary duty to its stockholders to incur the costs necessary to recognize revenue on an accrual basis. If the Company sells all of the shares being offered in the subject offering, it intends to purchase software that would allow it to recognize revenue on an accrual basis.

5. Investment, pages 44 and 55

8.   We note your response to comment 10. Please revise and disclose the fair value of the property as of each balance sheet date and disclose how you determined such value. We note that you disclosed the fair value at approximately $127,000 as of 2011.

Response: The Company believes the comment misunderstands the nature of the investment under discussion. The investment is the loan, not the real estate, which serves only as security for the loan. The amount of the loan is unaffected by the value of the property. Even if the property was worth nothing, the loan could easily be worth the full amount. On the other hand, if the property suddenly became worth $1 million, the Company could still only collect the value of the loan. As the Company has stated before, the Board has determined that the value of the real property which secures the loan exceeds by a considerable amount the amount of the loan, which justifies the Company in carrying the loan at full value on its books. If the real property for some reason dropped to an amount that created some doubt about the ability of the Company to realize on the full value of the loan, the Company would recognize the impairment of its investment. No such condition currently exists. Obviously, the situation is quite the reverse.

It is pointless for the Company to disclose the fair value of the security for the loan as if it owned the real property or had any claim on the property other than in the event of a default under the loan. The Company notes that banks, other lending institutions and broker-dealers do not disclose the fair value, let alone changes in fair value, of each item of security for each of the loans made by those institutions.

6. Note Payable, page 44

9.   We note that the $75,000 loan has a maturity date of June 27, 2015. Please tell us why this loan is not presented in your balance sheet as current liability.

Response: The Company has revised its September 30, 2014 balance sheet to reflect the comment. See page 35 of Amendment No. 3.

9. Note Payable, page 56

10.   We note your response to comment 12. As previously requested, please also reconcile the short-term and long-term note payable on the balance sheet for each note disclosed in the footnote.

Response: On the 2012 Balance Sheet, the Company has three current notes payable and one long term note payable of which only three are discussed on page 56.

The item "Convertible notes payable-related parties----$46,234" refers to the two entries found on page 56, item 7. These are: notes payable Contra which is a Debt discount of ($187,328) and Notes other $233,562, which is comprised of the 2012 convertible notes payable balances of $199,368 and accrued interest of $34,941.

The $46,234 figure is the result of adding the following:

1. Notes payable short term $ 8,243

2. Notes payable long term $37,991
   Total $46,234

See page 56, item 9 "Notes Payable" in the amount of $46,234.

3. The third entry is Derivative liability on convertible notes payable $280,540. See item number 8 page 56.

11. We note your response to our comment 14. You indicated that the convertible note of $234,309 was converted into common stock in 2013. This appears to be an equity transaction. As previously requested, please tell us how you presented such conversions in the statements of shareholders' equity (deficit). In addition, please tell us your accounting of $234,309 when the note was converted. It appears that you presented as a financing activity in the statements of cash flows.

Response: On page 38, Statement of Changes in Stockholders' Equity (deficit) four lines from the top the line item shows the issuance of common stock on conversion of debt owed to related parties at .001 per share on February 7, 2013. This issuance totaled 234,309,000 shares of common stock. The Company has revised its Statements of Cash Flow to no longer reflect the repayment of notes payable and instead has reflected the conversion of the notes as a reduction in "accounts payable and accruals".

Balance Sheet, page 47

12.   Please delete the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013 on the balance sheet.

Response: The Company has made the requested revision. See page 47 on Amendment No. 3.

<u>Statements of Operations, page 48</u>
<u>Statements of Cash Flows, page 49</u>

13.   We note your response to comment 15. As previously requested, please revise to provide the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013.

Response: The Company has made the requested revision. See pages 48 and 49 of Amendment No. 3.

<u>Statements of Operations, page 48</u>

14.   Please present your net loss per share and weighted average shares outstanding used to determine your net loss per share for 2013 and 2012.

Response: The Company has included the requested presentation. See page 48 of Amendment No. 3.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures

cc: Ms. Emily Drazan
     Mr. Robert Littlepage
     Ms. Christie Wong
     Mr. Norman George